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                              February 10, 2021

       Paul Middleton
       Chief Financial Officer
       Plug Power, Inc.
       968 Albany Shaker Road
       Latham, NY 12110

                                                        Re: Plug Power, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 10,
2020
                                                            Form 8-K filed
November 9, 2020
                                                            File No. 001-34392

       Dear Mr. Middleton:

              We have reviewed your January 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       15. Employee Benefit Plans, page F-36

   1.                                                   We have read your
response to comment 4 and have the following comments:

                                                              Considering it
appears your common stock has been publicly traded for a period exceeding the
contractual term of your options and you have had option exercises for the past several
years, please clarify how you determined that your historical exercise data is limited and
cannot be relied upon in estimating the expected term.

                                                              To the extent you
can justify use of the simplified method, please revise future filings to provide the
disclosures suggested by SAB Topic 14D, including the reasons why
 Paul Middleton
FirstName
Plug Power,LastNamePaul Middleton
            Inc.
Comapany10,
February   NamePlug
             2021   Power, Inc.
February
Page 2 10, 2021 Page 2
FirstName LastName
              the simplified method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods. In your response, please provide us with your proposed disclosure.
18. Commitments and Contingencies , page F-42

2. We have read your response to comment 5. Please clarify if these financing obligations represent cash received that are repayable from future revenues, as indicated in ASC 470-
         10-25-1, or, as your response suggests, if the amounts represent the prepayment of revenues. In assisting us with an understanding of your accounting, please provide us with an example of this type of transaction illustrating the involved parties, payments, and performance obligations and provide us with example journal entries recorded upon and subsequent to recognition of the financing obligation.
Form 8-K filed November 9, 2020
Exhibit 99.1, page 1

3. We have read your response to prior comments 6 and 7 and have the following comments:

                Please provide us with all proposed disclosures you intend to make in response to our comments.

                You indicate that the invoice value of equipment included in your gross billings
              metric is    measured on a relative basis using cash value within
contracts.    Please
              clarify what you mean by this statement and explain why it appears you do not use
              the actual amount invoiced.

                As previously requested, please amend your filing to remove the warrant provision adjustments, including the provision for loss contracts, from all non-
              GAAP measures. Please ensure that the amended filing complies with all comments issued during our review.

                Considering operating lease expense is a normal, recurring cash operating expense,
              please remove the    Right-of-use asset depreciation and interest
associated with PPA
              financings    adjustment from your Adjusted EBITDA calculation.
Considering the
              adjustment relates to operating leases, as opposed to finance leases, please also clarify why the adjustment includes right-of-use depreciation and interest expense.
 Paul Middleton
Plug Power, Inc.
February 10, 2021
Page 3

        You may contact Andrew Blume at (202) 551-3254 or Melissa Raminpour at
(202) 551-
3379 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePaul Middleton                           Sincerely,
Comapany NamePlug Power, Inc.
                                                           Division of
Corporation Finance
February 10, 2021 Page 3                                   Office of
Manufacturing
FirstName LastName